                                   FORM 11-K
                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE:)
  [X]       ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
  [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM           TO

COMMISSION FILE NUMBER: 0-24268

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                           Palm Harbor Homes, Inc.
                           Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                                   Palm Harbor Homes, Inc.
                                   15303 N. Dallas Pkwy. Suite 800
                                   Addison, TX 75001-4600

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE AND EXHIBIT
Palm Harbor Homes, Inc. Employee Savings Plan
Years ended December 31, 2001 and 2000

                             Palm Harbor Homes, Inc.
                              Employee Savings Plan

                            Financial Statements and
                        Supplemental Schedule and Exhibit


                     Years ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statements of Changes in Net Assets Available for Benefits...............................................3
Notes to Financial Statements............................................................................4


Supplemental Schedule and Exhibit

Schedule H; Line 4i - Schedule of Assets (Held At End of Year)..........................................10
Consent of Independent Auditors.........................................................................13

                         Report of Independent Auditors

Plan Administrator
Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



May 17, 2002


                                                               /S/ ERNST & YOUNG

                  Palm Harbor Homes, Inc. Employee Savings Plan

                 Statements of Net Assets Available for Benefits

                                                            DECEMBER 31
                                                        2001            2000
                                                    ------------    ------------
ASSETS
Investments                                         $ 45,839,332    $ 45,719,060

Receivables:
   Employee contributions                                359,666         361,513
   Employer contributions                                126,857         128,322
   Interest income                                            --             234
                                                    ------------    ------------
Total receivables                                        486,523         490,069
                                                    ------------    ------------
Total assets                                          46,325,855      46,209,129

LIABILITIES
Contributions refundable                                 248,580         464,306
                                                    ------------    ------------
Net assets available for benefits                   $ 46,077,275    $ 45,744,823
                                                    ============    ============


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                            YEAR ENDED DECEMBER 31
                                                              2001            2000
                                                          ------------    ------------
ADDITIONS
Investment loss:
   Net depreciation in fair value of investments          $ (2,934,505)   $ (5,201,595)
   Interest and dividends                                    1,003,269       3,475,205
                                                          ------------    ------------
                                                            (1,931,236)     (1,726,390)

 Contributions:
   Employee                                                  5,670,511       6,009,934
   Employer                                                  1,797,636       1,817,336
   Rollover                                                    197,595         274,672
                                                          ------------    ------------
                                                             7,665,742       8,101,942
                                                          ------------    ------------
                                                             5,734,506       6,375,552
DEDUCTIONS
 Benefit payments                                            5,360,552       6,456,142
 Administrative expenses                                        41,502          43,548
                                                          ------------    ------------
                                                             5,402,054       6,499,690
                                                          ------------    ------------

Net increase (decrease)                                        332,452        (124,138)

 Net assets available for benefits at beginning of year     45,744,823      45,868,961
                                                          ------------    ------------
 Net assets available for benefits at end of year         $ 46,077,275    $ 45,744,823
                                                          ============    ============


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF PLAN

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan covering all employees of Palm Harbor Homes, Inc. (the Company) and a certain subsidiary, AAA Factory Model Center, Inc. (AAA), who have at least three consecutive months of service. Effective April 1, 2001, the Plan Agreement was amended to allow employees immediate eligibility on the first day of employment. Effective February 7, 2000, AAA and the Company merged which resulted in the Plan becoming a single-employer plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company contributes on a Plan-year basis 50% of the first 6% of compensation that a participant contributes to the Plan. Participants are eligible for an allocation of the employer contributions beginning on the enrollment date coinciding with or following the date on which they have completed one year of eligible service.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's matching contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2001 and 2000, $20,619 and $12,452, respectively, were available to be used for future Plan expenses or Company contributions. During 2001 and 2000, forfeitures of $396,454 and $476,599, respectively, were used to supplement the Company contributions.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in any of 12 investment options.

Participants may change their investment options daily.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest in Company contributions as follows: two years - 20%; three years - 40%; four years - 60%; and five years - 100%.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

BENEFIT PAYMENTS

Upon termination of service, death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive annual installments over a certain period which does not extend beyond the life expectancy of the participant or his beneficiary. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant's account is $5,000 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

ADMINISTRATION

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Institutional Retirement Services Company serves as recordkeeper.

Costs and expenses of administering the Plan are paid by the Company unless paid by the Plan.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances. The assets of the Plan would then be distributed to participants in proportion to their vested interests.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in registered investment companies held by Fidelity are valued based on published market prices which represent the net asset values of the shares held by the Plan at year-end. Investments in the unitized stock fund are determined by the combined value of the underlying common stock and short-term cash position. The market value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. Participant loans and the short-term cash portion of the unitized stock fund are recorded at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

                  Palm Harbor Homes, Inc. Employee Savings Plan

3. INVESTMENTS

During 2001 and 2000, the Plan's investments (including investments purchased and sold as well as held during the year) appreciated/(depreciated) in fair value as determined by published market prices as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                                   2001            2000
                                                               ------------    ------------
Common stock                                                   $  1,119,382    $   (200,576)
Shares of registered investment companies                        (4,053,887)     (5,001,019)
                                                               ------------    ------------
Net appreciation (depreciation) in fair value of investments   $ (2,934,505)   $ (5,201,595)
                                                               ============    ============

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                               DECEMBER 31
                                                                   2001
                                                               -----------
Fidelity Magellan Fund                                         $ 9,265,118
Fidelity Contrafund                                              8,561,500
Fidelity Growth and Income Fund                                  8,024,062
Fidelity Asset Manager Fund                                      3,263,093
Fidelity Retirement Government Money Market Fund                 6,426,824
Palm Harbor Common Stock                                         3,290,251
Participant loans                                                2,471,070

                                                               DECEMBER 31
                                                                   2000
                                                               -----------
Fidelity Magellan Fund                                         $10,610,496
Fidelity Contrafund                                             10,094,328
Fidelity Growth and Income Fund                                  8,985,611
Fidelity Asset Manager Fund                                      3,632,813
Fidelity Retirement Government Money Market Fund                 5,677,069
Participant loans                                                2,333,143

                  Palm Harbor Homes, Inc. Employee Savings Plan

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 11, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. CONTRIBUTIONS REFUNDABLE

Contributions refundable represents excess contributions refundable to certain participants in order to comply with certain nondiscrimination requirements.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                  DECEMBER 31
                                                              2001            2000
                                                          ------------    ------------
Net assets available for benefits per the
  financial statements                                    $ 46,077,275    $ 45,744,823
Benefits payable at end of year                                (13,971)        (28,302)
                                                          ------------    ------------
Net assets available for benefits per the Form 5500       $ 46,063,304    $ 45,716,521
                                                          ============    ============

                  Palm Harbor Homes, Inc. Employee Savings Plan

6. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500 (CONTINUED)

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

                                                             YEAR ENDED DECEMBER 31,
                                                              2001            2000
                                                          ------------    ------------
Benefit payments to participants per the
  financial statements                                    $  5,360,552    $  6,456,142
Add benefits payable at end of year                             13,971          28,302
Less benefits payable at beginning of year                     (28,302)         (3,750)
                                                          ------------    ------------
Benefit payments to participants per the Form 5500        $  5,346,221    $  6,480,694
                                                          ============    ============

Benefits payable are recorded on the Form 5500 for lump-sum payments to participants who requested payment prior to December 31 but had not been paid as of that date.

7. SUBSEQUENT EVENT

Effective January 1, 2002, the Plan Agreement was amended to eliminate the annuity form of benefit payments. Additionally, effective April 1, 2002, the definition of compensation of the Plan Agreement was amended to exclude amounts paid pursuant to the Long-Term Incentive Program.

                              Supplemental Schedule
                                   and Exhibit

                  Palm Harbor Homes, Inc. Employee Savings Plan

         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)

                                 EIN: 59-1036634
                                   Plan #: 333

                                December 31, 2001

                                                                   (c)
                          (b)                      DESCRIPTION OF INVESTMENT INCLUDING
        IDENTITY OF ISSUE, BORROWER, LESSOR, OR     MATURITY DATE, RATE OF INTEREST,                        (e)
  (a)                SIMILAR PARTY                  COLLATERAL, PAR OR MATURITY VALUE        (e)       CURRENT VALUE
------------------------------------------------------------------------------------------------------------------------
   *    Fidelity Management Trust Company        Magellan Fund; 88,900 shares                **        $  9,265,118

                                                 ContraFund; 200,175 shares                  **           8,561,500

                                                 Growth and Income Fund; 214,662 shares
                                                                                             **           8,024,062

                                                 Retirement Government Money Market
                                                    Fund; 6,426,824 shares                   **           6,426,824

                                                 Asset Manager Fund; 210,522 shares          **           3,263,093

                                                 Diversified International Fund;
                                                    42,918 shares                            **             818,873

                                                 Value Fund; 27,033 shares                   **           1,392,487

                                                 Puritan Fund; 32,866 shares                 **             580,746

                                                 GNMA; 68,474 shares                         **             743,631

                                                 Low Price Stock Fund; 26,227 shares         **             719,141

                                                 Spartan U.S. Equity Index Fund;
                                                    609 shares                               **              24,762

                                                 Institutional Cash Portfolio;
                                                    250,568 shares                           **             250,568

                                                 Noninterest-bearing cash                    **               7,206

   *    Palm Harbor Homes, Inc.                  Common Stock; 137,380 shares                **           3,290,251

   *    Participants Loans                       Interest rates range from 6.0% - 10.5%       -           2,471,070
                                                                                                     -------------------
                                                                                                       $ 45,839,332
                                                                                                     ===================


*Indicates party-in-interest to the Plan
**Investments are participant-directed thus cost information is not applicable.

                               S I G N A T U R E S


THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE OF THE PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                           PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN
                                            NAME OF PLAN



JUNE 25, 2002
                           BY   /S/ KELLY TACKE
                              -------------------------------------------------
                                                KELLY TACKE
                                          VICE PRESIDENT - FINANCE
                                     Chief Financial Officer and Secretary

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

23                Consent of Independent Auditors